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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

FEB 24 2011

Washington, DC
110

SEC FILE NUMBER
8- 44907



11015728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/10 _____ AND ENDING _____ 12/31/10 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 John F. Kennedy Blvd., Suite 1901
(No. and Street)

Philadelphia   PA   19103
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Boccella   215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elko & Associates Ltd
(Name – if individual, state last, first, middle name)

521 Plymouth Road, Suite 120, Plymouth Meeting, PA 19462
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, __Anthony Boccella__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Regional Brokers, Inc.__ , as
of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

```
NOTARIAL SEAL
KIM D. MAYNORD
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Dec 30, 2012
```

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REGIONAL BROKERS, INC.

TABLE OF CONTENTS

REGIONAL BROKERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31,	
	2010	2009

ASSETS

Cash	$ 480,754	$ 469,579
Marketable securities	5,933	4,955
Commissions receivable - clearing broker	139,400	113,948
Prepaid expenses	17,918	24,236
Furniture and equipment - net of accumulated depreciation of $140,462 and $125,674	31,552	29,181
TOTAL ASSETS	$ 675,557	$ 641,899

LIABILITIES

Current portion of long-term debt	$ -	$ 40,000
Accounts payable and accrued expenses	74,746	66,983
Long-term debt net of current portion	-	7,528
Total Liabilities	74,746	114,511

STOCKHOLDERS' EQUITY

Common stock - no par value; stated value $500 per share, 10,000 shares authorized, 1,015 shares issued and 521 shares outstanding	507,500	507,500
Additional paid-in capital	10,031	10,031
Retained earnings	563,877	490,454
Less: Treasury stock - 494 shares, at cost	480,597	480,597
Total Stockholders' Equity	600,811	527,388
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 675,557	$ 641,899

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF INCOME

| | FOR THE YEARS ENDED DECEMBER 31, | |
	2010	2009
COMMISSION INCOME	$ 3,167,650	$ 3,207,651
OPERATING EXPENSES		
Clearing fees	212,829	209,570
Depreciation	15,794	16,419
Employee benefits	152,280	151,574
Insurance	-	649
Payroll taxes	84,727	88,132
Regulatory fees	26,943	23,904
Salaries	1,539,770	1,564,268
Telephone	45,269	41,393
Trading software expense	56,550	56,150
Total Operating Expenses	2,134,162	2,152,059
GENERAL AND ADMINISTRATIVE EXPENSES	572,736	552,558
INCOME FROM OPERATIONS	460,752	503,034
OTHER INCOME (EXPENSE)		
Interest expense	(2,277)	(4,836)
Interest income	4,898	7,143
Loss on disposal of equipment	(178)	(1,217)
Unrealized gain (loss) on investments	978	(1,223)
Miscellaneous income	-	26
Total Other Income (Expense)	3,421	(107)
NET INCOME	$ 464,173	$ 502,927

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
BALANCE - JANUARY 1, 2009	$ 507,500	$ 10,031	$ 526,762	$ (480,597)	$ 563,696
NET INCOME	-	-	502,927	-	502,927
DISTRIBUTIONS	-	-	(539,235)	-	(539,235)
BALANCE - DECEMBER 31, 2009	507,500	10,031	490,454	(480,597)	527,388
NET INCOME	-	-	464,173	-	464,173
DISTRIBUTIONS	-	-	(390,750)	-	(390,750)
BALANCE - DECEMBER 31, 2010	$ 507,500	$ 10,031	$ 563,877	$ (480,597)	$ 600,811

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 464,173	$ 502,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,794	16,419
Loss on disposal of equipment	178	1,217
Unrealized (gain) loss on marketable securities	(978)	1,223
(Increase) decrease in assets		
Commissions receivable - clearing broker	(25,452)	23,496
Prepaid expenses	6,318	5,097
Increase (decrease) in liabilities		
Accounts payable and accrued expenses	7,762	4,389
Net Cash Provided by Operating Activities	467,795	554,768
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(18,342)	(16,007)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of long-term debt	(47,528)	(40,000)
Distributions to stockholders	(390,750)	(539,235)
Net Cash Used in Financing Activities	(438,278)	(579,235)
NET INCREASE (DECREASE) IN CASH	11,175	(40,474)
CASH - BEGINNING OF YEAR	469,579	510,053
CASH - END OF YEAR	$ 480,754	$ 469,579

The accompanying Notes are an integral part of these statements.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE A - Summary of Significant Accounting Policies

Business Activity - Regional Brokers, Inc. (the "Company"), incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash consists of funds held in checking and money market accounts at two banks.

Accounts Receivable - The Company charges income for doubtful accounts when they are considered uncollectible. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Furniture and Equipment - Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Office equipment	5
Furniture and fixtures	5 - 7
Computer equipment	3 - 5

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs - The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2010 and 2009 were $3,720 and $1,750, respectively.

Income Taxes - The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for 2007, 2008 and 2009 are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE B - Fair Value Measurements

The Fair Value Measurements Topic of the FASB *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2010 and 2009:

	Level 1	
	2010	2009
Assets		
Marketable Securities	$ 5,933	$ 4,955

NOTE C - Furniture and Equipment

	2010	2009
Office equipment	$ 15,938	$ 15,938
Office furniture	36,186	36,186
Computer equipment	119,890	102,731
Total	172,014	154,855
Accumulated depreciation	140,462	125,674
Total Furniture and Equipment	$ 31,552	$ 29,181

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE D - Line of Credit

The Company has a $200,000 line of credit agreement with a bank. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (3.75% at December 31, 2010 and 2009).

There were no borrowings under the line of credit agreement at December 31, 2010 and 2009.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2010.

NOTE E - Long-Term Debt

	2010	2009
Note payable to a former stockholder bearing interest of 5.38%, payable in minimum annual installments of $40,000 plus interest on the outstanding balance through November 2011. (Note was paid off in October 2010)	-	47,528
Less Current Portion	-	40,000
Total Long-Term Debt	$ -	$ 7,528

NOTE F - Operating Lease Commitments

The Company is obligated under a noncancelable lease for office space, which expires in October 2012. Rent expense for the years ended December 31, 2010 and 2009 was $43,058 and $42,664, respectively.

Minimum annual rental commitments under noncancelable leases with initial or remaining terms of one year or more are as follows:

Year Ending December 31,	
2011	$ 44,085
2012	37,464
Total	$ 81,549

REGIONAL BROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE G - Supplemental Disclosure of Cash Flow Information

	2010	2009
Cash was paid for the following:		
Interest	$ 2,277	$ 4,836

NOTE H - Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2010 and 2009, the Company's "Aggregate Indebtedness" was $74,746 and $114,511, respectively, and "Net Capital" was $561,726 and $476,529, respectively, and its ratio of aggregate indebtedness to net capital was .13 to 1 and .24 to 1, respectively. Net capital exceeded minimum capital requirements by $461,726 and $376,529 at December 31, 2010 and 2009, respectively.

NOTE I - Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the Plan for the years ended December 31, 2010 and 2009 were $40,943 and $45,074, respectively.

NOTE J - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

NOTE K - Subsequent Events

Subsequent Events - In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 15, 2011, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

REGIONAL BROKERS, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	FOR THE YEARS ENDED DECEMBER 31,	
	2010	2009
Advertising	$ 3,720	$ 1,750
Business use and occupancy tax	24,018	30,004
Capital stock tax	6,013	5,738
Dues and subscriptions	87,929	91,728
Insurance	12,369	5,335
Insurance - officer's life	1,743	1,743
Internet expense	46,900	44,833
Legal and accounting fees	31,205	31,056
Office expense	13,189	21,116
Office supplies	4,715	3,959
Payroll taxes	8,335	8,328
Profit sharing	40,943	45,074
Rent	43,058	42,664
Repairs and maintenance	35,842	32,641
Salaries	100,000	100,000
Travel and entertainment	112,757	86,589
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 572,736	$ 552,558

REGIONAL BROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

	DECEMBER 31,	
	2010	2009
NET CAPITAL		
Total Stockholders' Equity	$ 600,811	$ 527,388
Allowable Credits:		
Accrued commissions	11,275	3,301
Deductions and/or Charges:		
Nonallowable Assets		
Receivables - stockholders, officers, employees and other	-	-
Prepaid expenses	(17,918)	(24,236)
Property and equipment	(31,552)	(29,181)
Security deposits	-	-
Net capital before haircuts on securities positions	562,616	477,272
Haircut on securities	890	743
Net Capital	$ 561,726	$ 476,529
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable and accrued expenses	$ 74,746	$ 66,983
Long-term debt	-	47,528
Total Aggregate Indebtedness	$ 74,746	$ 114,511
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital	$ 461,726	$ 376,529
Excess Net Capital at 1000%	$ 554,252	$ 465,077
Ratio: Aggregate Indebtedness to Net Capital	.13 to 1	.24 to 1
Net capital as reported in Company's Part IIA (Unaudited) Focus Report	$ 561,726	$ 476,529
Net audit adjustments	-	-
Net capital	$ 561,726	$ 476,529



Colleen Cooke-Varallo, CPA   M. Deborah Pitt, E.A.
Edward W. Doran, CPA   Veronica M. Plousis, CPA
Albert L. Elko, CPA   Michael Pozielli, CPA
Sandra S. Lutz, CPA   Steven Scaduto, CPA
Robert G. Morlock, CPA, CExP   Marc R. Simmons, CPA
John J. Nihill, CPA   Gregory D. Stratoti, CPA, MST
          Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROLS

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Regional Brokers, Inc. as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • Fax: 610-279-7100

www.elkocpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elko & Associates Ltd

February 15, 2011

ADDITIONAL INFORMATION



Colleen Cooke-Varallo, CPA
Edward W. Doran, CPA
Albert L. Elko, CPA
Sandra S. Lutz, CPA
Robert G. Morlock, CPA, CExP
John J. Nihill, CPA

M. Deborah Pitt, E.A.
Veronica M. Plousis, CPA
Michael Pozielli, CPA
Steven Scaduto, CPA
Marc R. Simmons, CPA
Gregory D. Stratoti, CPA, MST

Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

Our report on our audit of the basic financial settlements of Regional Brokers, Inc. for the year ended December 31, 2010 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation is presented for purposes of the requirement under SEC Rule 17a-5(e)(4) and is not a required part of the basic financial statements. Such information had not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Elko & Associates Ltd

February 15, 2011



Colleen Cooke-Varallo, CPA   M. Deborah Pitt, E.A.
Edward W. Doran, CPA   Veronica M. Plousis, CPA
Albert L. Elko, CPA   Michael Pozielli, CPA
Sandra S. Lutz, CPA   Steven Scaduto, CPA
Robert G. Morlock, CPA, CExP   Marc R. Simmons, CPA
John J. Nihill, CPA   Gregory D. Stratoti, CPA, MST
Richard J. Thomas, CPA, CVA, CFFA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Regional Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Regional Brokers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Regional Brokers, Inc.'s management is responsible for Regional Brokers Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Regional Brokers' general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Regional Brokers' general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers from Regional Brokers' general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

2 West Baltimore Avenue, Suite 210 • Media, PA 19063 • 610-565-3930 • Fax: 610-566-1040
521 Plymouth Road, Suite 120 • Plymouth Meeting, PA 19462-1609 • 610-279-9100 • Fax: 610-279-7100

www.elkocpa.com

This report is solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ellis & Associates, Ltd

February 15, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044807   FINRA   DEC
REGIONAL BROKERS INC   14*14
1628 JOHN F KENNEDY BLVD
PHILADELPHIA PA 19103-2125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____*7399*_____

B. Less payment made with SIPC-6 filed (exclude interest) (_____*3486*_____)

2/21/10
Date Paid

C. Less prior overpayment applied (_____ _____)

D. Assessment balance due or (overpayment) _____*3913*_____

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____ _____

F. Total assessment balance and interest due (or overpayment carried forward) $ _____*3913*_____

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _____*3913*_____

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the ___ day of __*Feb*__ , 20 *2011*

_____
CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _4/1_____, 20_10_
and ending _12/31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _3,172,322_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _3,172,322_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _212829_

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

_____ _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions _212829_

2d. SIPC Net Operating Revenues $ _2,959,493_

2e. General Assessment @ .0025 $ _7399_

(to page 1, line 2.A.)

2

REGIONAL BROKERS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

& Associates Ltd